Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	RANDGOLD RESOURCES LIMITED

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	X

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation: iii	FMR LLC.

4. Full name of shareholder(s) (if different from 3.):iv	See attached schedule

5. Date of the transaction and date on which the threshold is crossed or reached: [v]	25 March 2011

6. Date on which issuer notified:	29 March 2011

7. Threshold(s) that is/are crossed or reached: vi, vii	10%

8. Notified details:
A: Voting rights attached to shares viii, ix

Situation previous
Class/type of	to the triggering
shares	transaction		Resulting situation after the triggering transaction
	Number	Number	Number
if possible using	of	of Voting	of shares	Number of voting rights		% of voting rights[x]
the ISIN CODE	Shares	Rights	Direct	Directxi	Indirectxii	Direct	Indirect
GB00B01C3S32	9,167,673	9,167,673	9,096,173		9,096,173		9.98%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Number of voting
rights that may be
acquired if the
Type of financial	Expiration	Exercise/	instrument is	% of voting
instrument	datexiii	Conversion Periodxiv	exercised/ converted.	rights
C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction

			Exercise/	Number of voting
Type of financial		Expiration date	Conversion period	rights instrument	% of voting rights
instrument	Exercise price	xvii	xviii	refers to	xix, xx
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
9,096,173	9.98%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
See attached schedule
Proxy Voting:

10. Name of the proxy holder:	FMR LLC

11. Number of voting rights proxy holder will cease to hold:	71,500

12. Date on which proxy holder will cease to hold voting rights:	25 March 2011

13. Additional information:	None

14. Contact name:	Philip Alexander

15. Contact telephone number:	01737 834624; fil-regreporting@fil.com
Annex: Notification of major interests in sharesxxii
A: Identity of the persons or legal entity subject to the notification obligation

Full name
(including legal form of legal entities)	FMR LLC

Contact address	Beech Gate, Millfield Lane, Lower
(registered office for legal entities)	Kingswood, Tadworth, Surrey, KT20 6RP

Phone number & email	01737 834624; fil-regreporting@fil.com

Other useful information
(at least legal representative for legal persons)	Philip Alexander

B: Identity of the notifier, if applicable

Full name	D J Haddon

Contact address	3rd Floor, Unity Chambers, 28
Halkett Street, St. Helier, Jersey, JE2
4WJ, Channel Islands

Phone number & email	+44 1534 735 444
dhaddon@randgoldresources.com

Other useful information
(e.g. functional relationship with the person or legal entity subject to the notification obligation)
C: Additional information

Issuer Name:	RANDGOLD RESOURCES LIMITED
Current ownership percentage:	9.98%
Total shares held:	9,096,173
Issued voting right capital:	91,095,370

	SHARES HELD	NOMINEE	MANAGEMENT COMPANY
FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, FIL Management Trust Company (FMTC), Pyramis Global Advisors Trust Company (PGATC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts Pyramis Global Advisors LLC (PGALLC) Pyramis Trust Company (PTC).	5,672,562	Brown Brothers Harriman and CO	FMRCO
	107,600	CIBC Mellon Trust	FCL
	368,823	Citibank NA	FMRCO
	44,958	JP Morgan Chase Bank	FMR
	1,131,315	JP Morgan Chase Bank.	FMRCO
	23,600	Northern Trust CO	FMRCO
	425,100	State Street Bank and TR CO	FICL
	578,365	State Street Bank and TR CO	FMR
	258,650	State Street Bank and TR CO	FMRCO
	5,000	State Street Bank and TR CO	FMTC
	480,200	CIBC Mellon Trust (C)	FCL